MLFB Letterhead

February 17, 2016

Mr. Daniel L. Gordon

Senior Assistant Chief Accountant

Office of Real Estate and Commodities

Mailstop 3233

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Via the EDGAR system

Re:

Major League Football, Inc.

Form 10-K for the fiscal year ended April 30, 2015

Filed August 13, 2015

File No. 0-51132

Dear Mr. Gordon:

Major League Football, Inc., a Delaware corporation (the “Company”), has received and reviewed your letter of February 11, 2016 pertaining to the Company’s Form 10-K for the Year Ended April 30, 2015 (the “10-K Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on August 13, 2015, and Forms 10-Q filed on September 14, 2015 and December 15, 2015 (the “10-Q Filings”).

The following numbered responses correspond to those numbered comments as set forth in your comment letter dated February 11, 2016.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 15.

1.

Please amend to provide an assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

Response:    The Company filed an amendment to the 10-K filing with the Commission on February 17, 2016.

Exhibits 31.1 and 31.2

2.

Please amend your filing to include both the introductory language required by paragraph 4 and paragraph 4(b), as your certifications do not conform exactly to the certification in Item 601(b)(31)(i) of Regulation S-K. Note that this comment also applies to the Forms 10-Q filed on September 14, 2015 and December 15, 2015. Your amendment should also include full Item 9A disclosure as well as your audited financial statements for the required periods.

Response:    The Company filed amendments to the 10-K Filing and the 10-Q Filings with the Commission on February 17, 2016.

In connection with the Company’s responding to the comments set forth in the February 11, 2016 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any additional comments or questions.

Very truly yours,

/s/ Michael D. Queen
Michael D. Queen
Executive Vice President – Finance

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